

November 15, 2010

Jerold R. Kassner,
EVP, CFO, Treasurer and Secretary
Swank, Inc.
90 Park Avenue
New York, NY, 10016

      Re: Swank, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2009
             Filed March 31, 2010
             File No. 001-05354

Dear Mr. Kassner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Exhibits

1. We note that exhibits 4.02.01 and 4.02.07 are missing schedules, attachments or exhibits. Please confirm that you will file these exhibits in their entirety with your next periodic report.

Definitive Proxy Statement on Schedule 14A

2. It is unclear why the exercise price of the stock options granted to John Tulin and James Tulin is greater than the exercise price for the stock option of Mr. Luft. Please advise. See the second paragraph on page 10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

Jerold R. Kassner
Swank, Inc.
November 15, 2010
Page 2

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　　In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　　Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any questions.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　John Reynolds
　　　　　　　　　　　　　　　　Assistant Director